Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Name	Place of Incorporation
IAHC Bermuda, Ltd.	Bermuda
INTL Assets, Inc.	Florida
INTL Commodities, Inc.	Delaware
INTL Global Currencies Limited	United Kingdom
INTL Holding (U.K.) Limited	United Kingdom
INTL Trading, Inc.	Florida
INTL Consilium LLC	Florida
INTL Capital Limited	Dubai, United Arab Emirates
INTL Commodities Mexico S de RL de CV	Mexico
INTL Asia Pte. Ltd	Singapore
INTL Commodities DMCC	Dubai, United Arab Emirates
INTL Netherlands B.V.	The Netherlands
INTL Capital and Treasury Global Services Ltd.	Nigeria
INTL Global Currencies (Asia) Ltd.	Hong Kong
INTL Capital S.A. (formerly Gainvest Argentina Asset Management S.A.)	Argentina
Gainvest S.A. Sociedad Gerente de Fondos Comunes de Inversion	Argentina
Gainvest do Brasil Ltda.	Brazil
INTL Gainvest Capital Uruguay S.A. (formerly Gainvest Uruguay Asset Management S.A.)	Uruguay
Gainvest Asset Management Ltd.	British Virgin Islands
Gletir S.A.	Uruguay